Louis Lombardi Work History

LOUIS LOMBARDI has appeared in notable feature films such as Frank Miller's "The Spirit" and the Oscar-winning "The Usual Suspects." He has made a career of his unmistakable acting style and unforgettable characters.

A film festival favorite, Lombardi has completed his first independent feature film titled "Doughboys." Shot on location at the infamous Conti's Bakery in his hometown of the Bronx, this slice-of-life-drama was written, directed and stars Lombardi.

Best known for his characters in the hit television series "24" as the lovable computer systems analyst, Edgar Stiles, and his recurring role on "The Sopranos" playing New York federal agent, Skip Lipari. Other television credits include the recurring role as Turtles Cousin Ronnie on the hit show "Entourage," also "Ugly Betty," "Las Vegas," and "NYPD Blue." He also co-starred as the brutish Cal, Mr. Roarke's obedient jack-of-all-trades, in the 1998 ABC remake of "Fantasy Island" as well as CBS "EZ Streets," "CSI", "CSI: NY," "Monk" and the new "Hawaii 5-0."

In 1993, Lombardi co-starred in the Sundance Film Festival's Grand Jury Prize Nominee "Amongst Friends" directed by Rob Weiss. His performance garnered the attention of director Oliver Stone and led to his pivotal role in "Natural Born Killers." He has also played featured roles in the comedy hit "The Animal" with Rob Schneider and "Deuces Wild." Louis just wrapped up shooting the Allan Cummings film "ANY DAY NOW" expected to be released later this year. Louis will also be seen in the Hasbro game turned film "BATTLESHIP" directed by Peter Berg.

Lombardi's other directing credits include "The Boss," an independent short film he also wrote, directed and starred in. Filmed at the Roxbury, a trendy Los Angeles nightclub, "the Boss" tells the story of a cruel nightclub owner on New Year's Eve. Lombardi's ultimate passion is to write and direct.

In 2020 Louis started Lombardi's Foods, Inc. as the founder and President. Lombardi's Foods, Inc. hopes to make authentic Italian / American foods, sold in grocery stores around the country. As President, Louis manages the day to day operations as well as the strategic direction of the company.